Aja HoldCo, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

June 25 , 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Tonya Aldave

Re:	Aja HoldCo, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 13, 2024
File No. 333-278811

Ladies and Gentlemen:

On behalf of our client, Aja HoldCo, Inc. (the “Registrant”), we set forth below the Registrant’s response to the letter, dated May 30, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to the registration statement on Form S-4 filed by the Registrant on May 13, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, filing an amendment to the Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

Certain Agreements Related to the Business Combination
Subscription Agreements, page 8

1.
Staff’s Comment: We note your response to prior comment 2. With respect to the definition of “covered person” we note that paragraph (c)(3)(iv) of Rule 14e-5 of the Exchange Act includes in such definition “[a]ny person acting, directly or indirectly, in concert with any of the persons specified in this paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject securities or any related securities.” Given that the PIPE Investors have entered into the Subscription Agreements with the SPAC, please provided additional analysis as to why such investors are not “covered persons” pursuant to paragraph (c)(3)(iv). With respect to the exemption provided under paragraph (b)(7), we note that the public announcement of the SPAC’s intention to seek shareholder approval for an extension of the SPAC’s deadline for a de-SPAC transaction constitutes a public announcement of a tender offer that triggers the Rule 14e-5 prohibition. We note that the SPAC filed a preliminary proxy statement seeking to extend the termination date on January 22, 2024, the definitive proxy statement (filed on February 1, 2024) specified that shareholders had until February 23, 2024 to exercise their redemption rights, and it appears that the Subscription Agreements were entered into on February 13, 2024. Therefore, it appears that the Subscription Agreements were entered into during the tender offer made in connection with the Extension Amendment Proposal and the exemption pursuant to paragraph (b)(7) would not be available. Please provide additional analysis as to how the purchases under the Subscription Agreements would comply with Rule 14e-5.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the Other PIPE Investors that agreed to commit certain funds to purchase Class A ordinary shares of ARYA in the open market and not to redeem such shares pursuant to Subscription Agreements were not “covered persons” (as defined in Rule 14e-5 of the Exchange Act) with respect to the deemed tender offer in connection with the shareholder approval to extend ARYA’s deadline to complete an initial business combination (the “First Tender Offer”).

The obligations under the relevant Subscription Agreement are unrelated to the First Tender Offer and relate to actions to be taken by the Other PIPE Investors during the deemed tender offer in connection with the completion of the Business Combination with Adagio (the “Second Tender Offer”).  Therefore, the Registrant acknowledges that the Other PIPE Investors may be deemed to be “covered persons” with respect to the Second Tender Offer.

Given the above, the Registrant believes that 14e-5 should not apply to the purchases made, or to be made, by the Other PIPE Investors: with respect to the First Tender Offer, they are not “covered persons”; and with respect to the Second Tender Offer, the exemption pursuant to paragraph (b)(7) under Rule 14e-5 of the Exchange Act is available and exempts such purchases as (i) the relevant Subscription Agreements were executed prior to the announcement of the Business Combination (and therefore prior to the commencement of the Second Tender Offer); (ii) the obligation is unconditional and binding on the Other PIPE Investors; and (iii) the existence of the Subscription Agreements and all material terms therein have been disclosed in the Registration Statement, as amended, as well as other offering materials or communications related to the Business Combination.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

Sources and Uses of Funds for the Business Combination, page 23

2.
Staff’s Comment: We note your response to comment 4 along with the disclosure modifications. As this presentation appears to be a pro forma presentation, it is required to be prepared in accordance with Article 11-02 of Regulation S-X. As such, please revise the presentation to comply with Article 11-02 of Regulation S-X, which should agree to the cash balances presented in the Unaudited Pro Forma Condensed Combined Financial Information section beginning on page 179. Further, address the following:

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has updated the Sources and Uses of Funds in accordance with Article 11-02 of Regulation S-X to agree with the cash balances presented in the Unaudited Pro Forma Condensed Combined Financial Information section.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

•
Staff’s Comment: Provide an explanation as to what the Adagio Equityholder Rollover as a source of cash/funds represents and also what it represents as a use of funds. To the extent that you continue to include this line item in your presentation, provide your calculation that net cash proceeds will be $24 million to Adagio Equityholders, as previously requested.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Adagio Equityholder Rollover is removed from the table.

•
Staff’s Comment: Expand footnote (3) to quantify the (i) and (ii) components of the $45 million Pipe Financing. Address this comment throughout your Form S-4 where the $45M Pipe Financing is discussed.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has revised the applicable disclosure in the Amendment and has updated footnote (3) to quantify the components of the sources from PIPE Financing.

•
Tell us why you are including $23 million as a source of funds of the Business Combination that was paid/funded and used by Adagio as of December 31, 2023. Refer to Adagio’s consolidated statement of cash flows on page F-29. Also, explain why you have included $3.9 million paid to acquire public shares in the open market. Refer to footnote 3 on page 185.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has excluded the $23 million from the source of funds of the Business Combination.

The 468,157 Public Shares purchased in open market are subject to non-redemption agreements. In connection with the non-redemption agreements and respective PIPE Subscription Agreements, approximately $5.4 million cash proceeds will be released from the Trust Account as a part of the PIPE Financing. Therefore, these cash proceeds are included in the source table. The Registrant also advises the Staff that such $5.4 million cash release from Trust Account is excluded from the Cash Balance in Trust Account, presented in the first row of the Sources of Funds. Refer to footnote (1) and (3)(i) of the Sources and Uses of Funds.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

Background of the Business Combination, page 138

3.
Staff’s Comment: We note your revised disclosure in response to prior comment 6 that “[t]he prospective PIPE Investors, ARYA and Adagio determined the pre-transaction equity value of $24 million by comparing Adagio’s business with the valuations of similarly-situated premarket companies that had recently been acquired and by taking into account the valuation and price that the potential PIPE Investors indicated they would accept.” Please disclose the similarly-situated pre-market companies, the valuations at which they were acquired, and the ways in which they were similarly-situated to Adagio.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 140 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 180

4.
Staff’s Comment: As previously requested in prior comment 25, please include the registrant in a separate column in the pro forma financial information provided in accordance with Article 11-02(a)(4) of Regulation S-X. Also address for the unaudited pro forma condensed combined statement of operations and comprehensive loss.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has included pro forma financial information for the Registrant, i.e., Aja HoldCo, Inc., in a separate column in accordance with Article 11-02(a)(4) of Regulation S-X. Further, the Registrant respectfully advises the Staff that the column of the historical consolidated financial statements of ARYA Sciences Acquisition Corp IV consolidate the historical financial information of Aja HoldCo, Inc, as Aja HoldCo, Inc is a wholly owned subsidiary of ARYA prior to the Closing. Therefore, in order to avoid duplication of financial activity, the pro forma combined results do not include the historical financial statement activity disclosed in the column titled “Aja HoldCo, Inc.” Specific disclosures in this regard have been provided as an explanatory footnote under the Unaudited Pro Forma Condensed Combined Balance Sheet and the Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss.

Note 2. Basis of Pro Forma Presentation, page 186

5.	Staff’s Comment: We note your response to prior comment 12. We continue to consider your response and may have additional comments.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant will address further comments, if any.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 193

6.	Staff’s Comment: We note your responses to prior comments 10 and 18, along with the revised disclosures for note (G). Please address the following:

•
Staff’s Comment: You note that you will receive $21.1 million in cash from the Subscription Agreements/PIPE Financings. However, the table presented on page 184 indicates that you will receive $18.1 million in cash with $8.1 million from the Perceptive PIPE Investor for shares of New Adagio Common Stock and $10 million from RA Capital for units of Base Warrants. Please address this inconsistency.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has updated the PIPE Financing table in note 1 on page 190 and the explanatory footnotes to the table. Further, the Registrant has updated the transaction adjustments related to the PIPE Financing in note 5(A), 5(F), 5(G) and 5(M) to explain the conversion or settlement of each component of the PIPE Financing. It should be noted that note 5(G) explains the receipt and the conversion of the $3.0 million May 2024 Notes. This $3.0 million is adjusted as cash proceeds in the Unaudited Pro Forma Condensed Combined Balance Sheet, as it was received by Adagio in May 2024 subsequent to March 31, 2024. The $3.0 million of May 2024 Notes is a part of the total of $26.0 million Bridge Financing Note (as defined in the S-4 Amendment).

•
Staff’s Comment: Reconcile the number of shares of New Adagio Common Stock and number of units of Base Warrants to be acquired with cash in connection with the transaction with your disclosures of the Subscription Agreement/PIPE Financing on pages 184, 185 and 188.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has updated the PIPE Financing table in note 1 on page 190 and the explanatory footnotes to the table, and has also updated the transaction adjustments related to cash proceeds from PIPE Financing in note 5(A), and 5(F). The Registrant also advises the Staff that these transaction adjustments reconcile the number of shares of New Adagio Common Stock and the number of Base Warrants to be acquired with cash in connection with the transaction.

•	Staff’s Comment: Clearly disclose how you allocated the proceeds between the shares of New Adagio Common Stock and the units of Base Warrants to be acquired.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has updated the pro forma financial information to disclose the allocation of proceeds between the shares of New Adagio Common Stock and the units of Base Warrants to be acquired in note 5(A) and 5(F) on pages 200 and 201.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

•
Staff’s Comment: Provide the material terms of the units of Base Warrants, including what each unit represents, how the warrants are not indexed to New Adagio’s Common Stock, and how you determined that the fair value given that cash was used to acquire the units of Base Warrants. To the extent that the fair value substantially exceeds the purchase price, please tell us the accounting implications and the authoritative literature considered in accounting for this difference. In that regard, you have disclosed the issuance of 2,760,000 of PIPE Warrants in lieu of settlement of Bridge Financing Notes which was valued at $11.5 million under Note 4.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has considered the Staff’s comment and performed further analysis in relation to the classification of Base Warrants.

In respect to the Base Warrants, based on the following material terms, the Registrant has updated in note 5(A), 5(F), 5(G) and 5(M) to disclose that the Base Warrants associated with the PIPE Financing are indexed to New Adagio’s own stock under ASC 815 - Derivatives and Hedging, and the Base Warrants are preliminarily concluded as equity classified.

•	Each Base Warrant entitles the registered holder to purchase one share of New Adagio Common Stock at a price of $10.00 per share following the closing of the Business Combination.

•	Each Base Warrant includes an unconditional obligation with a fixed exercise price of $10.00 per share to the Base Warrants.

•
The Base Warrants are subject to the cashless settlement term, which is based on (a) total number of shares to be exercised under the Base Warrant, (b) (i) the VWAP of the shares of New Adagio Common Stock on the trading day immediately preceding the date of the applicable Exercise Notice (as defined in the Base Warrant) if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) of the Base Warrant on a day that is not a trading day or (2) both executed and delivered pursuant to Section 1(a) of the Base Warrant on a trading day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such trading day, (ii) at the option of the holder thereof, either (y) the VWAP on the trading day immediately preceding the date of the applicable Exercise Notice or (z) the Bid Price (as defined in the Base Warrant) of the shares of New Adagio Common Stock, and (c) the Exercise Price (as defined in the Base Warrant) then in effect for the applicable Warrant Shares (as defined in the Base Warrant) at the time of such exercise, all of which are considered an input into a fixed-for-fixed contract as required under step 2 of ASC 815-40-15 because it is either specifically mentioned in ASC 815-40-15 or it is an input into a fixed-for-fixed contract; therefore, the settlement provision criterion is met, and the cashless exercise feature does not preclude the Base Warrant from being considered indexed to the New Adagio Common Stock.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

•
Each Base Warrant includes penalty terms in the section entitled “Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise.” The existence of provisions that mandate net cash settlement of the contract in the event that New Adagio does not make timely filings with the SEC would result in an asset or a liability classification for the contract; however, ASC 815-40-25-10(d) further clarifies that a penalty payment upon a failure to timely file does not preclude equity classification because it does not result in a settlement of the contract.

•
Each Base Warrant includes terms to adjust the exercise price of the Base Warrants, including stock dividends, aggregation of shares, and adjustments in exercise price. These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

In summary, the settlement provisions as listed above in the warrant agreement do not preclude the Base Warrants from being considered indexed to the New Adagio Common Stock.

The fair value of the Base Warrants is preliminarily estimated at $4.15 per unit, using Black-Scholes Merton Option model, based on the assumptions, including (i) the value of the New Adagio Common Stock (for which the Base Warrants are exercisable) is $10 per share; (ii) a risk-free rate at 4.16%; (iii) zero dividend yield; and (iv) the common stock volatility at 75% and a volatility haircut of 10%.

The Registrant also advises the Staff that the proceeds will be allocated to the Base Warrants and New Adagio Common Stock based on their relative fair values.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

•
Staff’s Comment: Consider separately presenting the sale and purchase of new shares and warrants from purchase accounting and/or the exchange of previously issued convertible notes as adjustments to the pro forma financial information.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has updated the pro forma financial information and separately presented the sale and purchase of new shares and warrants from purchase accounting and the exchange of previously issued convertible notes in transaction adjustments note 5(A), 5(F), 5(G) and 5(M) respectively.

7.
Staff’s Comment: Please expand your disclosures in note (I) to provide the material terms of the Convert Warrants, including how those terms result in the warrants not being indexed to New Adagio’s own stock.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant has updated note (I) to explain how the warrants are not being indexed to the New Adagio’s own stock. The Registrant respectfully advises the Staff that the Convert Warrants can be gross settled or net settled in shares of New Adagio Common Stock upon certain conditions as set forth in the agreement. The holder has a right to choose a stock price used to calculate the shares issuable in a cashless exercise. New Adagio may be required to cash settle the Convert Warrants when it fails to timely deliver shares to the holder who exercises the Convert Warrants or upon the occurrence of a fundamental transaction. It is preliminary determined that the Convert Warrants associated with the New Adagio Convertible Notes do not meet the equity classification requirements under ASC 815 - Derivatives and Hedging as the Covert Warrants may require cash settlement outside of New Adagio’s control upon a failure of timely delivery of shares or a fundamental transaction, and therefore the Convert Warrants are accounted for as a derivative liability.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
June 25, 2024

Sincerely,

AJA HOLDCO, INC.

/s/ Adam Stone
Name: Adam Stone
Title: Chief Executive Officer

Via E-mail:

cc:	Peter Seligson
Mathieu Kohmann
Kirkland & Ellis LLP

Michael S. Lee
Michael Sanders
Reed Smith LLP